Mail Stop 4561

September 11, 2006

VIA USMAIL and FAX (702) 921-5158

Mr. Jonathan G. Arens
Chief Financial Officer
Desert Capital REIT, Inc.
1291 Galleria Drive, Suite 200
Henderson, Nevada 89014

> **Re:** **Desert Capital REIT, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed on March 14, 2006**
> **File No. 000-51344**

Dear Mr. Jonathan G. Arens:

We have reviewed your response letter dated August 18, 2006 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Financial Statements and Notes

Note 1 – Description of Business and Basis of Presentation, page 32

1. We have read your response to comment three. We are still unclear as to your basis in GAAP for consolidating your Consolidated Mortgage subsidiary prior to acquiring a controlling interest. Tell us your basis in GAAP for consolidating Consolidated Mortgage prior to the second quarter of 2005 or revise your financial statements to reflect the Consolidated Mortgage acquisition using the equity method prior to your acquisition of a controlling interest.

2. We have considered your response to our prior comment four. Please address the following:

- It appears that significant adjustments were made to your purchase price allocation from the April 1, 2005 allocation disclosed in your footnotes to the actual allocation reflected in your December 31, 2005 financial statements. Given the adjustments, explain to us how you determined that the final purchase price allocation would not provide valuable information.

- Given that the customer list was transferred as part of the acquisition of Consolidated Mortgage, explain to us how you determined that the list was not transferable in combination with a related contract, asset or liability. Additionally, tell us what value you assigned to the customer lists for purposes of determining the purchase price of Consolidated Mortgage. Reference is made to paragraph 39 of SFAS 141.

- We are unclear how you determined that it was unnecessary to record an intangible asset related to customer relationships. It would appear that the financing and investing in mortgage loans would result in legal contracts with borrowers and investors. Please explain to us how you determined that you were not required to allocate a portion of the purchase price of Consolidated Mortgage to customer relationships in accordance with SFAS 141 and EITF 02-17.

Note 2 – Summary Of Significant Accounting Policies

Revenue Recognition, page 33

3.   We have read your responses to comments six, seven, and eight. Your response provided more in depth and clear explanations and information regarding your revenue generating arrangements and the timing of revenue recognition than your revised disclosures in your quarterly reports. Please revise your revenue recognition policy consistent with the information provided in your response.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3438 if you have questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant